FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 10 July, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



            International Power subsidiary completes acquisition of
              632 MW Coal Fired Coleto Creek Power Plant in Texas

(London - 10 July 2006) Further to our announcement on 24 April 2006, International Power has successfully completed the acquisition of the 632 MW coal fired Coleto Creek power generation facility in Texas. Coleto Creek was acquired from Topaz Power Group, comprised Sempra Energy subsidiary Sempra Generation and Riverstone Holdings LLC, for a total consideration of $1.14 billion (GBP638 million), and is expected to be immediately earnings and free cash flow enhancing.

As previously disclosed, the total consideration was funded by a mix of debt and equity in a 75:25 ratio.

For further information please contact:

Aarti Singhal
Tel: +44 (0)7989 492447

Notes to Editors:

To view related announcements please visit:
www.ipplc.com/ipplc/media/newsreleases/2006/

International Power plc is a leading independent electricity generating company with 17,650 MW (net) in operation and 1,359 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary